Exhibit 6.4

CAARY CAPITAL LTD.

STOCK OPTION PLAN

2020

STOCK OPTION PLAN

FOR

DIRECTORS, OFFICERS, EMPLOYEES, ADVISORS AND CONSULTANTS

OF

CAARY CAPITAL LTD.

1.	Definitions

For the purposes hereof and unless the context otherwise requires:

“Advisors” means any individual (other than a Director, an Officer or an Employee) or corporation or other entity that (i) is engaged by the Corporation or a Subsidiary to provide services for an initial, renewable or extended period of 12 months or more, other than in relation to a distribution of securities, (ii) provides the services under a written contract with the Corporation or a Subsidiary, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary;

“Board” means the board of directors of the Corporation;

“Change of Control” means (i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is not a Subsidiary, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Corporation’s outstanding voting rights immediately prior to such transaction do not own a majority of the outstanding voting rights of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) any person or a group of persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of shares carrying at least a majority of the outstanding voting rights of the Corporation, or (iv) any other transaction in which the owners of the Corporation’s outstanding voting rights prior to such transaction do not own at least a majority of the outstanding voting rights of the Corporation or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Corporation or an internal corporate reorganization;

“Change of Control Price” means the per share consideration paid in conjunction with any transaction (which per share price shall be equal and identical for all Issued Shares subject to a Change of Control event) resulting in a Change of Control (or, if the Board so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash), provided that in the event of a Change of Control pursuant to clause (i) of the definition of “Change of Control”, the “Change of Control Price” shall equal the per share consideration paid for the assets sold pursuant to such Change of Control (or, if the Board so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash), net of any transaction expenses incurred in connection with such Change of Control (including repayment of debt), plus or minus the residual assets and liabilities of the Corporation, each as determined by the Board in good faith;

“Committee” has the meaning given thereto in Paragraph 3.1;

“Consultant” means any individual (other than a Director, an Officer or an Employee) or corporation or other entity that (i) is engaged by the Corporation or a Subsidiary to provide services for an initial, renewable or extended period of 12 months or more, other than in relation to a distribution of securities, (ii) provides the services under a written contract with the Corporation or a Subsidiary, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary;

“Corporation” means Caary Capital Ltd. or its successor;

“Director” means any individual who is a director of the Corporation or a Subsidiary;

“Employee” means any individual who is an employee of the Corporation or a Subsidiary;

“Exercise Price” has the meaning given thereto in Section 6;

“Issued Shares” means all of the issued and outstanding shares in the capital of the Corporation, including, without limitation, the Shares (as defined below) and any other share in the capital stock of the Corporation issued or outstanding;

“Last Working Day” means the Employee’s last day of work for the Corporation or a Subsidiary, excluding any period representing pay in lieu of notice, severance pay, gratuitous payment or any other indemnity, amount or notice whatsoever on account of termination of employment;

“Officer” means any individual who is an officer of the Corporation or a Subsidiary duly appointed by the Board;

“Option” means an option granted under the Plan;

“Option Period” has the meaning given thereto in Paragraph 7.1;

“Optionee” means a Director, Officer, Employee, Advisor or Consultant to whom an Option has been granted under the Plan;

“Plan” means this Stock Option Plan for Directors, Officers, Employees, Advisors and Consultants of the Corporation and its Subsidiaries, as may be amended or restated from time to time;

“Shares” means Class A Common shares in the share capital of the Corporation, and includes any shares of the Corporation into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;

“Subsidiary” means any corporation or other entity in which the Corporation owns, directly or indirectly, securities carrying at least a majority of the outstanding voting rights of such corporation or other entity at the time of granting of the Option;

“Termination Event” means each of the events described in Paragraphs 7.2.1 to 7.2.4 inclusive; and

“Withholding Amount” has the meaning given thereto in Paragraph 10.1.

2.	Purpose of the Plan

The purpose of the Plan is to secure for the Corporation and its shareholders the benefits of incentive interest in share ownership by Directors, Officers, Employees, Advisors and Consultants of the Corporation and its Subsidiaries.

3.	Administration

3.1	The Plan is under the direction of the Board or any committee constituted from time to time with such powers and duties as may be delegated by the Board subject to applicable law (the “Committee”). The Board, in its sole discretion, shall have full and complete authority to administer and interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Plan, including the power and authority:

3.1.1	to select the Directors, Officers, Employees, Advisors or Consultants to whom Options may be granted from time to time;

3.1.2	to determine the time or times of grant and the time or times of vesting of Options granted to Optionees;

3.1.3	to determine the number of Shares subject to each Option;

3.1.4	to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Option, which terms and conditions may differ among individual Option grants and Optionees, and to approve forms of option grant letters or option agreements under the Plan;

3.1.5	to accelerate the vesting or exercisability of all or any portion of any Option; and

3.1.6	to make all determinations it deems advisable for the administration of the Plan, to decide all disputes arising in connection with the Plan and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Board or the Committee, as applicable, shall be binding on all persons, including the Corporation and the Optionees.

3.2	Neither any member of the Board or the Committee nor any delegate thereof shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee and any delegate thereof shall be entitled in all cases to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Corporation’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Corporation.

3.3	Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other jurisdictions in which the Corporation and its Subsidiaries operate or have Directors, Officers, Employees, Advisors or Consultants, the Board, in its sole discretion, shall have the power and authority to:

3.3.1	determine which Subsidiaries shall be covered by the Plan;

3.3.2	determine which Directors, Officers, Employees, Advisors or Consultants outside of Canada are eligible to participate in the Plan;

3.3.3	modify the terms and conditions of any Option granted to Optionees outside of Canada to comply with applicable foreign laws;

3.3.4	establish subplans and modify exercise procedures and other terms and procedures, to the extent the Board determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as addendums); and

3.3.5	take any action, before or after an Option grant is made, that the Board determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

Notwithstanding the foregoing, the Board and Committee may not take any actions hereunder, and no Options shall be granted, that would violate any applicable Canadian securities law or any other applicable Canadian governing statute or law, or which would give rise to any material adverse tax consequences to any Optionee.

4.	Shares Subject to the Plan

4.1	Subject to adjustment in accordance with Plan, the aggregate number of Shares that may be issued pursuant to the grant of Options shall be ten percent (10%) of the Issued Shares. No Option shall be granted if such grant would have the effect of causing the total number of Shares subject to this Plan to exceed the above-noted total number of Shares reserved for issuance.

4.2	To the extent Options terminate for any reason, are forfeited or are cancelled, the Shares subject to such Options shall be added back to the number of Shares reserved for issuance under this Plan and such Shares will again become available for grant under this Plan.

5.	Grant of Options

5.1	The Board, in its sole discretion, shall from time to time designate the Directors, Officers, Employees, Advisors or Consultants to whom Options shall be granted, the number and the class of Shares to be covered by each such Option and the terms and conditions of such Option.

5.2	Each grant of Options shall be evidenced by a letter from the Corporation addressed to the Optionee or an agreement between the Corporation and the Optionee, in the form determined by the Corporation, setting forth the date of the grant, the number and the class of Shares covered by such Options, the Exercise Price, the vesting date, the conditions upon which the Options or any portion thereof shall become vested or exercisable and any other terms and conditions applicable to such Options.

6.	Exercise Price

The exercise price for each Option (the “Exercise Price”) shall be established by the Board at the time of grant, but shall not be less than the fair market value of the Shares on the date of grant as determined by the Board in its sole discretion.

7.	Option Period

7.1	Subject to Paragraph 7.2, once an Option has vested, it shall be exercisable during the period established by the form of grant described in Paragraph 5.2 (the “Option Period”) which shall commence not earlier than the date of the granting of the Option and shall terminate not later than ten (10) years after the date of the granting of the Option (subject to any extension that might be granted by the Board in its discretion).

7.2	Notwithstanding Paragraph 7.1:

7.2.1	if an Optionee resigns or leaves their employment or engagement with the Corporation or a Subsidiary or ceases to be an Employee or Consultant by reason of death, all unvested Options shall be forfeited on the date that is their Last Working Day or the date of termination of the consulting contract, as applicable, and the Option Period of all vested Options shall terminate seven (7) days following such date;

7.2.2	if an Optionee’s employment or consulting contract with the Corporation or a Subsidiary is terminated for cause, for fraud against the Corporation or a Subsidiary or misappropriation of money or other property of the Corporation or a Subsidiary, all unvested and vested Options shall be forfeited with immediate effect;

7.2.3	if an Optionee’s employment or consulting contract with the Corporation or a Subsidiary is terminated other than for cause or death, all unvested Options shall be forfeited on the date that is their Last Working Day or the date of termination of the consulting contract, as applicable, and the Option Period of all vested Options shall terminate seven (7) days following such date; and

7.2.4	if an Optionee who is a Director and is not employed by the Corporation or a Subsidiary ceases to be a member of the Board for any reason (including death), all unvested Options shall be forfeited on the date of termination of Board service and the Option Period of all vested Options shall terminate seven (7) days following such date.

Notwithstanding the provisions above, the Board may, in its sole and absolute discretion, at any time prior to or following the events contemplated in the provisions above and in any document evidencing the grant of an Option, permit the exercise of any or all Options held by the Optionee thereof in the manner and on the terms authorized by the Board.

Unless the Board, in its sole and absolute discretion, otherwise determines , at any time and from time to time, an Optionee’s entitlement to Options will not be affected by a change of employment within or among the Corporation or a Subsidiary for so long as the Optionee continues to be a Director, Officer, Employee, Advisor or Consultant, as applicable, of the Corporation or a Subsidiary.

8.	Change of Control

In the event of a Change of Control, and provided that the Optionee continues to be employed or engaged by the Corporation, the Corporation shall give written notice of any proposed Change of Control to each Optionee. All unvested Options shall immediately vest and each vested Option held by an Optionee that, upon such Change of Control, become exercisable in connection with the attainment of performance objectives, shall be at the election of the Optionee at any time within the 14-day period following the giving of such notice, either:

8.1	exercised as of immediately prior to such Change of Control, or

8.2	surrendered in exchange for a payment by the Corporation to such Optionee of an amount equal to the excess of the Change of Control Price over the Exercise Price for such Option.

Upon the expiration of such 14-day period, the Optionee will be deemed to elect to surrender such vested Options in exchange for such payment by the Corporation. Such payment shall be made by wire transfer to the bank account designated in writing by the Optionee at the time of grant of such Options (which account may be changed from time to time by written notice to the Corporation from the Optionee). If such account does not accept wires or is closed at the time of payment by the Corporation, all rights of the Optionees in connection with such payment and the exercise of such Options shall terminate and all such Options shall immediately expire and cease to have any further force or effect and the Corporation shall be released from any obligation to make such payment.

9.	Exercise of Options

9.1	Each Option that has vested may be exercised, from time to time during the Option Period, in accordance with this Plan, the terms and conditions established by the Board and such rules and regulations as the Board may prescribe from time to time.

9.2	To exercise Options that have vested, an Optionee shall give the Corporation or its agent written notice indicating the number of vested Options the Optionee desires to exercise and the Exercise Price shall be paid in full at the time of exercise in:

9.2.1	cash or cash equivalents (including bank draft or wire transfer, as more particularly detailed at Section 8 above); or

9.2.2	in accordance with such other procedures or in such other forms as the Board shall from time to time determine.

9.3	Each Optionee shall be required, when requested by the Corporation, to sign and deliver all such documents relating to the granting or exercise of Options which the Corporation deems necessary or desirable.

9.4	If the Change of Control Event involves the sale of less than one hundred (100%) percent of the Issued Shares then the Optionee shall be entitled to acquire only a proportionate number of the Shares subject to the Option equal to the percentage that the Issued Shares being sold as part of the Change of Control event is of the total Issued Shares then owned by shareholders of the Corporation (the “Proportionate Share”) and the option shall continue with respect to the balance of the Shares subject to the Option, until such time as the balance of the Issued Shares are sold (subject to the Option Period detailed at paragraph 7.1 above), at which time the Optionee shall be entitled to exercise the Option rights to acquire the balance of the Shares subject to the Option, as though such disposition constituted a Change of Control.

10.	Withholdings

10.1	The Corporation or any Subsidiary may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any amount to be paid to the Optionee, any amount the Corporation or any Subsidiary is entitled or required to withhold or deduct on account of income taxes, social security charges or other deductions that may be required by any applicable law or by any Canadian, foreign, federal, provincial, territorial, state or local governmental authority in respect of:

10.1.1	the grant, surrender or exercise of an Option; or

10.1.2	any payment or benefit under the Plan (the “Withholding Amount”).

Any Withholding Amount retained or received from the Optionee will be remitted to the appropriate governmental authority by the Corporation or a Subsidiary.

10.2	The Optionee accepts that the Corporation or any Subsidiary shall have the right to require payment by the Optionee of the Withholding Amount, and may take any means necessary to obtain payment from the Optionee thereof, including:

10.2.1	permitting the Optionee to pay to the Corporation, in addition to and concurrently with the Exercise Price, the Withholding Amount upon exercise of the Option; or

10.2.2	withholding the necessary amount from the Optionee’s cash remuneration payment or any other amounts owing by the Corporation to the Optionee following the exercise of the Option.

10.3	If the Corporation or any Subsidiary does not withhold an amount or require payment of an amount by an Optionee sufficient to satisfy all obligations referred to in 10.1 and any applicable laws, the Optionee shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation or any Subsidiary to a governmental authority to satisfy any such obligation.

11.	Non-Assignable

This grant of Options detailed herein is personal to the Optionee receiving such grant of Options. No Option or any interest therein shall be assignable or transferable by the Optionee.

12.	Not a Shareholder

An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by their Options.

13.	Effects of Alteration of Share Capital

In the event of any reorganization, change in the number of issued and outstanding Shares of the Corporation by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the Board in the number and/or kind of Shares subject to outstanding Options and in the Exercise Price of such outstanding Options. Such adjustment will be final, binding and conclusive on all parties.

14.	Amendment and Termination

14.1	The Board bears full responsibility with regard to the Plan, which includes, but is not limited to, the power and authority to amend, suspend or terminate the Plan, in whole or in part, or amend the terms and conditions of outstanding Options, provided that such amendment, suspension or termination shall not adversely alter or impair any Option previously granted (provided that the Board or Committee may at its discretion accelerate the vesting of any Option regardless of any adverse or potentially adverse tax consequences resulting from such acceleration).

14.2	In the event that the Board terminates the Plan, all Options granted to Optionees will become fully exercisable by the Optionees.

15.	Final Provisions

15.1	The Corporation’s obligation upon the exercise of Options is subject to any applicable legal or contractual restrictions, including financial ratios and covenants in applicable instruments and agreements with the Corporation’s lenders, the laws and regulations in respect of the issuance or distribution of securities and with the rules of any applicable stock exchange. Each Optionee acknowledges, as a condition of any grant of Options hereunder, the potential application of any such legal or contractual restrictions and shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

15.2	The participation in the Plan of a Director, Officer, Employee, Advisor or Consultant shall be entirely optional and shall not be interpreted as conferring upon a Director, Officer, Employee, Advisor or Consultant any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation to terminate the employment of an Officer or Employee or to terminate the contract with a Consultant or Advisor at any time.

15.3	The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Section 15.3 would have an adverse effect on this Plan or any Option granted hereunder.

15.4	No Director, Officer, Employee, Advisor or Consultant to whom Options have been granted acquires an automatic right to be granted one or more Options under the terms of the Plan by reason of any previous grants of Options under the Plan.

15.5	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the fair market value of the Shares.

15.6	The Corporation shall assume no responsibility as regards to the tax consequences that participation in the Plan will have for a Director, Officer, Employee, Advisor or Consultant, and such persons are urged to consult their own tax advisors in such regard.

15.7	Each Optionee agrees to sign and execute all deeds, documents or other instruments necessary or desirable for the due carrying out of the terms of this Plan.

15.8	The Plan and any Option granted under the terms of the Plan shall be governed and interpreted according to the laws of the province of Ontario and the federal laws of Canada applicable thereto.

15.9	Any inconsistency between this Plan and the Option granted to any Optionee shall be resolved by the Board, acting reasonably, without any right of appeal.